March 13, 2019

Steve Berman
Chief Executive Officer
On4 Communications, Inc.
1875 Century Park East, 6th Floor
Los Angeles, CA 90067

       Re: On4 Communications, Inc.
           Offering Statement on Form 1-A
           Filed March 12, 2019
           File No. 024-10971

Dear Mr. Berman:

       We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A

General

1. It appears that your document does not comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.
       Specifically, you have not provided any financial statements required by Part F/S of Form
       1-A. Please revise
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Steve Berman
On4 Communications, Inc.
March 13, 2019
Page 2

action by the staff.

       You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

FirstName LastNameSteve Berman                           Division of
Corporation Finance
                                                         Office of Information
Technologies
Comapany NameOn4 Communications, Inc.
                                                         and Services
March 13, 2019 Page 2
cc:       Matheau J. W. Stout, Esq.
FirstName LastName